Filed pursuant to Rule 433 of the Securities Act of 1933

Issuer Free Writing Prospectus, dated June 19, 2014

Relating to Preliminary Prospectus Supplement dated June 19, 2014

Registration No. 333-181644

THE WILLIAMS COMPANIES, INC.

$1,250,000,000 4.550% Senior Notes due 2024

$650,000,000 5.750% Senior Notes due 2044

PRICING TERM SHEET

Dated: June 19, 2014

Issuer:	The Williams Companies, Inc.

Security Type:	4.550% Senior Notes due 2024 (the “2024 notes”) 5.750% Senior Notes due 2044 (the “2044 notes”)

Pricing Date:	June 19, 2014

Settlement Date:	June 24, 2014 (T+3)

Maturity Date:	June 24, 2024 (2024 notes) June 24, 2044 (2044 notes)

Principal Amount:	$1,250,000,000 (2024 notes) $650,000,000 (2044 notes)

Benchmark:	UST 2.500% due May 15, 2024 UST 3.625% due February 15, 2044

Benchmark Price:	98-27 (2024 notes) 102-30 (2044 notes)

Benchmark Yield:	2.633% (2024 notes) 3.466% (2044 notes)

Spread to Benchmark:	+ 195 bps (2024 notes) + 230 bps (2044 notes)

Yield to Maturity:	4.583% (2024 notes) 5.766% (2044 notes)

Coupon:	4.550% (2024 notes) 5.750% (2044 notes)

Public Offering Price:	99.738% (2024 notes) 99.773% (2044 notes)

Make-Whole Call:	T + 30 bps (Prior to March 24, 2024) (2024 notes) T + 35 bps (Prior to December 24, 2043) (2044 notes)

Par Call:	On or after March 24, 2024 (2024 notes) On or after December 24, 2043 (2044 notes)

Use of Proceeds:	The net proceeds from this offering of notes will be approximately $1.881 billion, after deducting estimated underwriting discounts and commissions and offering expenses payable by us. We intend to use the net proceeds of this offering, together with the net proceeds of the Common Stock Offering, borrowings under our revolving credit facility or the Bridge Facility and cash on hand, or some combination of the foregoing, to fund the consideration for the GIP Purchase and to pay related transition and transaction expenses. Any excess net proceeds will be used for general corporate purposes. If the GIP Purchase were to fail to close, we will use the net proceeds of this offering, together with cash on hand, to fund the special mandatory redemption of the notes described in “Description of the Notes — Special Mandatory Redemption.”

Special Mandatory Redemption:	If the GIP Purchase has not closed by December 31, 2014, we will be required to redeem the notes of each series, in whole but not in part, at a redemption price equal to 101% of the aggregate principal amount of the notes of such series, plus accrued and unpaid interest thereon on the notes of such series to the mandatory redemption date. The notes of both series may also be redeemed at our option, in whole but not in part, at any time prior to December 31, 2014, at a redemption price equal to 101% of the aggregate principal amount of the notes of the applicable series, plus accrued and unpaid interest thereon to the redemption date, if, in our judgment, the GIP Purchase will not be consummated on or prior to December 31, 2014 on substantially the terms described in the prospectus supplement for this offering.

Interest Payment Dates:	June 24 and December 24, commencing December 24, 2014 (2024 notes) June 24 and December 24, commencing December 24, 2014 (2044 notes)

CUSIP / ISIN:	969457 BW9 / US969457BW96 (2024 notes) 969457 BV1 / US969457BV14 (2044 notes)

Joint Book-Running Managers (2024 Notes):	Barclays Capital Inc. Citigroup Global Markets Inc. UBS Securities LLC

Senior Co-Managers (2024 Notes):	DNB Markets, Inc. U.S. Bancorp Investments, Inc.

Co-Managers (2024 Notes):	BBVA Securities Inc. Mitsubishi UFJ Securities (USA), Inc. Mizuho Securities USA Inc. SMBC Nikko Securities America, Inc. BOSC, Inc., a subsidiary of BOK Financial Corp. TD Securities (USA) LLC

Joint Book-Running Managers (2044 Notes):	Barclays Capital Inc. Citigroup Global Markets Inc. UBS Securities LLC

Senior Co-Managers (2044 Notes):	Mitsubishi UFJ Securities (USA), Inc. Mizuho Securities USA Inc.

Co-Managers (2044 Notes):	BBVA Securities Inc. DNB Markets, Inc. SMBC Nikko Securities America, Inc. U.S. Bancorp Investments, Inc. BOSC, Inc., a subsidiary of BOK Financial Corp. TD Securities (USA) LLC

The issuer has filed a registration statement (including a preliminary prospectus supplement and a prospectus) and a prospectus supplement with the U.S. Securities and Exchange Commission (SEC) for the offering to which this communication relates; capitalized terms used in this term sheet, but otherwise not defined, shall have the meanings assigned to them in the related prospectus supplement and prospectus. Before you invest, you should read the prospectus supplement for this offering, the issuer’s prospectus in that registration statement and any other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by searching the SEC online data base (EDGAR) on the SEC web site at http://www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and prospectus if you request it by calling Barclays Capital Inc. at 1-888-603-5847, Citigroup Global Markets Inc. at 1-800-831-9146 and UBS Securities LLC at 1-877-827-6444 (ext. 561 3884).